

April 11, 2012

Via E-mail
Michael Durbin
Chief Financial Officer
Community Choice Financial, Inc.
7001 Post Road, Suite 200
Dublin, Ohio 43016

> **Re: Community Choice Financial, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 30, 2012**
> **File No. 333-176434**

Dear Mr. Durbin:

    We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Noting the "red herring" language on the Prospectus cover page, confirm to the staff that no preliminary distribution has been made of the Prospectus or advise otherwise.

2.   Revise to add a "Recent Development" section to the Prospectus Summary and include the Results of Operation and the Financial Condition as of the most recent practicable date. Include also the leverage ratio as of the most recent quarter end and provide amounts and explain how "pro forma adjusted EBITDA" and "excess cash" are calculated.

Michael Durbin
Community Choice Financial, Inc.
April 11, 2012
Page 2

Selected Historical Consolidated Financial Data, page 50

3.   Noting the income statement discloses a loan loss provision of over $65 million for the
        year ended 12/31/2011, revise the data presented on page 52 to disclose, in addition to the
        $38,698,000 loan loss provision for Short-term consumer loans, where the balance of the
        loan loss provision occurred.

Unaudited Pro Forma Consolidated Financial Information, page 53

4.   Please tell us why you do not include pro forma information related to the recent and
        pending acquisitions discussed on page 6.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

    •   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with respect
        to the filing;

    •   the action of the Commission or the staff, acting pursuant to delegated authority, in
        declaring the filing effective, does not relieve the company from its full responsibility for
        the adequacy and accuracy of the disclosure in the filing; and

    •   the company may not assert staff comments and the declaration of effectiveness as a
        defense in any proceeding initiated by the Commission or any person under the federal
        securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

    You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or John Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436 or me at (202) 551-3698 with any other questions.

                                    Sincerely,

                                    /s/ Michael R. Clampitt

                                    Michael Clampitt
                                    Senior Counsel